Mail Stop 3561
								March 31, 2006
Mr. Andrew Wallace
Chief Executive Officer
Solar Energy Limited
145-925 West Georgia Street
Vancouver, British Columbia  V6C 3L2
Canada


      Re:	Solar Energy Limited
		Form 10-KSB/A for the Fiscal Year Ended December 31,
2004
		Form 10-QSB for the Quarterly Period Ended September 30,
2005
		File No. 1-14791


Dear Mr. Wallace:

      We have reviewed your response letter dated October 20, 2005 and have the following comments. We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanations.

	In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. Please revise and have your auditors remove any reference to a regulatory review.

2. Please have your auditors revise their report over your consolidated financial statements to remove the reference to the Public Company Accounting Oversight Board (United States) in the third paragraph of their audit report. The audit report should render an opinion on whether your financial statements are presented in accordance with generally accepted accounting principles in the United States, and not the standards of the PCAOB.

 Note 14 - Restatement of Financial Statements, page F-19

3. We advise you that the deferred gain on the sale of RECO and Sunspring does not appear to meet the definition of comprehensive income as defined in paragraph 70 of Concepts Statement 6. Please remove your reference to other comprehensive income in your disclosure and describe the deferred gain as a liability which was reversed upon the rescission of these sale agreements. Refer also to
SFAS No. 130, Reporting Comprehensive Income.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

Interim Consolidated Statements of Operations, page 5

4. Please provide us with a reconciliation of your consolidated income statement for the period January 5, 1994 (inception) to September 30, 2005 to your consolidated income statement for the period from January 5, 1994 to December 31, 2004 as presented in your amended Form 10-KSB. Specifically, we are unable to reconcile the general and administrative, gain (loss) on investments, and gain
(loss) on sale of subsidiary line items.

Interim Consolidated Statements of Cash Flows, page 6

5. Please provide us with a reconciliation of your consolidated statement of cash flows for the period January 5, 1994 (inception) to
September 30, 2005 to your consolidated statement of cash flows for the period from January 5, 1994 to December 31, 2004 as presented in your amended Form 10-KSB. Specifically, we are unable to reconcile the stock issued for r&d expenses, gain on investments, gain on sale of subsidiary line items in cash flows from operating activities as well as the cash received on sale of investment and cash received on forfeited deposit in cash flows from investing activities.

Notes to the Interim Consolidated Financial Statements, page 8

a.  Organization, page 10

6. We note that you entered into your stock purchase agreements to acquire Planktos, Inc. and D2Fusion, Inc. with Russ George, a related party. Please revise your disclosure to indicate the nature of your relationship with Russ George. Refer to paragraph 2 of SFAS No. 57,
Related Party Disclosures.

7. We note your disclosure that you received a $250,000 cash payment upon the execution of your agreement with Diatom Corporation, which you appear to have recognized as sales in the quarterly period ended
September 30, 2005. We note however, that you do not plan to implement the iron-fertilization prove-out program until the first six months of 2006; further, you appear to have an obligation to perform research and development services for Diatom as defined by paragraph 10 of SFAS No. 68. It appears that the $250,000 cash payment should have been recorded as deferred revenue to be recognized over the course of the prove-out program.
Additionally,
it appears that since Diatom has only agreed to fund 25% of the program, you will recognize a loss on this contract. Please tell us why you did not recognize your estimated loss on the contract upon its execution. Refer to paragraphs 85-89 of SOP 81-1.

Note 4 - Mining & Mineral Rights, page 12

8. We note your disclosure that you entered into an agreement to purchase certain mineral rights located in the vicinity of Tambogrande, Peru on August 11, 2005. You have previously disclosed in prior filing disclosures that you entered into this agreement on
November 17, 2004.  Please revise to correct this inconsistency.

Management`s Plan of Operation, page 17

Business, page 20

9. Please revise to include a discussion of your obligations to assist Planktos, Inc. and D2Fusion Inc. in the process of becoming public companies and to arrange for their financing. Please include a description of your plan over the next twelve months to meet your obligations. Refer to Item 303(a) of Regulation S-B.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Andrew Wallace
Solar Energy Limited
March 31, 2006
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